PROSPECTUS SUPPLEMENT NO. 3   **Filed Pursuant to Rule 424(b)(3)**
(To Prospectus dated August 19, 2003)   **Registration No. 333-104886**

14,136,275 Shares
Common Stock
EXPRESSJET HOLDINGS, INC.

This prospectus supplement supplements and amends the prospectus dated August 19, 2003. This prospectus supplement relates to the resale from time to time by certain of our stockholders of up to 14,136,275 shares of our common stock that have not been previously sold pursuant to the prospectus. You should read this prospectus supplement together with the prospectus.

The table below supplements or amends the table of selling stockholders contained under the heading "Selling Stockholders" in the prospectus. This prospectus supplement is made to reflect the current shares offered for sale pursuant to this prospectus by Continental Airlines, Inc. and The Continental Retirement Plan Trust as selling stockholders. The Continental Retirement Plan Trust is a transferee specifically designated in writing by Continental Airlines, Inc. pursuant to the terms of a registration rights agreement between Continental Airlines and us. Where the name of a selling stockholder identified in the table below also appears in the table in the prospectus, the information set forth in the table below regarding that selling stockholder supersedes the information in the prospectus.

Selling Stockholder	Shares of Common Stock Owned Prior to the Offering [1]		Number of Shares of Common Stock Offered Hereby	Shares of Common Stock to be Owned After the Offering	
	Number	%		Number	%
Continental Airlines, Inc.	4,654,875	8.5%	4,654,875	—	—
The Continental Retirement Plan Trust	9,481,400	17.4%	9,481,400	—	—

[1] The information contained in this table is based on 54,475,928 shares of common stock outstanding as of April 1, 2005.

You should carefully review and consider the information under the headings "Forward-Looking Statements" beginning on page 1 and "Risk Factors" referred to on page 3 of the accompanying base prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 7, 2005.